800 South Street, Suite 230

Waltham, MA  02453

October 19, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.
File No. 814-01211
Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Great Elm Capital Corp (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:

1.

a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid; and

2.	a copy of the fidelity bond covering the Company (the “Fidelity Bond”), which includes a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (617) 375-3006.

Very truly yours,

GREAT ELM CAPITAL CORP

/s/ Adam Kleinman

Adam Kleinman
Secretary

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, being the duly elected Secretary of Great Elm Capital Corp., a Maryland corporation (the “Corporation”), hereby certifies that the following resolutions were adopted by the board of directors of the Corporation (the “Board”) by unanimous written consent on October 16, 2017.

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rule 17g-1(a) thereunder require a company that has elected to be treated as a business development company under the Investment Company Act, such as the Corporation, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Corporation against larceny and embezzlement, covering each officer and employee of the Corporation who may singly, or jointly with others, have access to the securities or funds of the Corporation, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 under the Investment Company Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Corporation as the only insured (a “single insured bond”), or (iii) a bond which names the Corporation and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1 under the Investment Company Act; and

WHEREAS, Rule 17g-1 under the Investment Company Act requires that a majority of the Non-Interested Directors, approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Corporation to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Corporation, and pursuant to factors contained in Rule 17g-1 under the Investment Company Act, which are described in the accompanying memorandum attached hereto; and

WHEREAS, under Rule 17g-1 under the Investment Company Act, the Corporation is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices;

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation and the requirements of Section 17(g) of the Investment Company Act and Rule 17g-1 thereunder, the Board, including a majority of the Non-Interested Directors, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the “Fidelity Bond”), covering the officers and employees of the Corporation and insuring the Corporation against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Travelers Casualty and Surety Company of America, having an aggregate coverage of $1 million are fair and reasonable and the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Non-Interested Directors; and

FURTHER RESOLVED, that the Board, including a majority of the Non-Interested Directors, hereby: (i) authorizes the Corporation to share in the payment of the total annual premium of up to $3,500 applicable to the Fidelity Bond in an amount equal to $1 million, determined based on the relative net assets of the Corporation and the other insured entities determined as of a date reasonably selected by the Authorized Officers; and (ii) determines that the portion of the premium to be paid by the Corporation is fair and reasonable, taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds under the Fidelity Bond, the nature of their businesses, the amount of the joint fidelity coverage and the amount of the premium for such bond, the ratable allocation of the premium among the parties, and the extent to which the share of the premium allocated to the Corporation and the other insured entities is less than the premium the Corporation would have had to pay if it had maintained a separate fidelity bond; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Corporation, to provide and maintain the Fidelity Bond on behalf of the Corporation; and

FURTHER RESOLVED, that the Chief Compliance Officer be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the Securities and Exchange Commission.

IN WITNESS WHEREOF, the undersigned, in his official capacity, has executed and delivered this Certificate of the Secretary.

Dated: October 19, 2017	GREAT ELM CAPITAL CORP.

	By:	/s/ Adam Kleinman

	Name:	Adam M. Kleinman

	Title:	Secretary

Courtney L Mull
One Tower Square - Bond
SH02
HARTFORD, CT 06183
Phone: (860) 954-9593
Email: CLMULL@travelers.com

October 12, 2017

Yoko Takenaka

WOODRUFF-SAWYER & CO

2 PARK PLAZA STE 500

IRVINE, CA 92614

RE:	Insured Name:	GREAT ELM CAPITAL CORPORATION
	Binder Type:	Informational
	Product:	INVESTMENT COMPANY BOND
IVBB-15001 (01-16)
	Bond Number:	106621525
	Bond Period:	November 03, 2017 to July 21, 2018
	Binder Expiration Date:	November 11, 2017

Dear Yoko Takenaka:

On behalf of Travelers Casualty and Surety Company of America we are pleased to bind coverage for the following Insurance.

INVESTMENT COMPANY BOND:

Insuring Agreement	Single Loss Limit of Insurance	Single Loss Deductible Amount
A. FIDELITY Coverage A.1. Larceny or Embezzlement Coverage A.2. Restoration Expenses	$1,000,000 $1,000,000	$0 $10,000
B. ON PREMISES	$1,000,000	$10,000
C. IN TRANSIT	$1,000,000	$10,000
D. FORGERY OR ALTERATION	$1,000,000	$10,000
E. SECURITIES	$1,000,000	$10,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$1,000,000	$10,000
G. CLAIM EXPENSE	$25,000	$5,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$25,000	$5,000
I. COMPUTER SYSTEMS Coverage I.1. Computer Fraud Coverage I.2. Fraudulent Instructions Coverage I.3. Restoration Expense	$1,000,000 $1,000,000 $1,000,000	$10,000 $10,000 $10,000
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

If “Not Covered” is inserted opposite any specified Insuring Agreement above, or if no amount is included, in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

LTR-19040 Ed. 01-16	Page 1 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

DISCOVERY PERIOD FOR BOND COVERAGE:

Additional Premium Percentage:	100% of the annualized premium
Additional Months:	12 months

TOTAL ANNUAL PREMIUM - $2,312.00

(Other term options listed below, if available)

PREMIUM DETAIL:

Term	Payment Type	Premium	Taxes	Surcharges	Total Premium	Total Term Premium
Transaction	Prepaid	$1,647.00	$0.00	$0.00	$1,647.00	$1,647.00

BOND FORMS APPLICABLE:

IVBB-15001-0116Investment Company Bond Declarations

IVBB-16001-0116Investment Company Bond

ENDORSEMENTS APPLICABLE:

IVBB-19010-0116Unauthorized Signature Endorsement

CONTINGENCIES:

This binder is contingent on the acceptable underwriting review of the following information prior to the Binder expiration date.

None

This binder is a conditional binder, valid until November 11, 2017. This binder will expire on the noted date, at the noted time, unless the required underwriting information stated in the Contingencies section is provided to Travelers and then reviewed and accepted by Travelers prior to the noted expiration date and time.

This bond will not take effect unless Underwriting Information is received and satisfactorily reviewed by November 11, 2017 (Binder Expiration Date). If you do not submit the Underwriting Information on or before the Binder Expiration Date, no bond will be issued.

COMMISSION:        20.00%

NOTES:

NOTICES:

It is the agent's or broker's responsibility to comply with any applicable laws regarding disclosure to the bondholder of commission or other compensation we pay, if any, in connection with this bond or program.

Important Notice Regarding Compensation Disclosure

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Agency Compensation, One Tower Square, Hartford, CT 06183.

Sincerely,

LTR-19040 Ed. 01-16	Page 2 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

Courtney L Mull

Travelers Bond & Specialty Insurance

LTR-19040 Ed. 01-16	Page 3 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.